QUINTEK


                                                                October 3, 2005


United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Steven Jacobs, Branch Chief
Washington, D.C. 20549-0303

         RE:      Quintek Technologies, Inc.
                  Form 10-KSB/A for the fiscal year ended June 30, 2004
                  Form 10-QSB for the quarterly period ended September 30, 2004 Form 10-QSB for the quarterly period ended December 31, 2004 Form 10-QSB for the quarterly period ended December 31, 2004 Form 10-QSB for the quarterly period ended March 31, 2005


                  File No. 000 - 29719

Dear Mr. Jacobs:

         We are writing in response to your comment letter dated September 23, 2005 regarding the above referenced filings (the "Filings") for Quintek Technologies, Inc. (the "Company").

         We are in the process of preparing our 10-KSB for the year ending June 30 2005 and are working with our accountants to get this filed in a timely manner.

         We are preparing our responses to your comments on these items as well as the Items in your letter dated August 4th. We expect to have these answers back to you with 20 business days from the date of this letter. Any questions regarding the revised Filings or this letter should be directed to the Company's counsel, Gary L. Blum, of the Law Offices of Gary L. Blum, 3278 Wilshire Boulevard., Suite 603, Los Angeles, California, telephone (213) 381-7450, facsimile (213) 384-1035.


                                                     Sincerely,

                                                     Quintek Technologies, Inc.

                                                     By:  /s/ Andrew Haag
                                                          ----------------------
                                                     Andrew Haag
                                                     Chief Financial Officer



    Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
            Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com